

Mail Stop 4720

July 13, 2016

Abbie C. Celniker, Ph.D.
President and Chief Executive Officer
Eleven Biotherapeutics, Inc.
215 First Street, Suite 400
Cambridge, MA 02142

Re: Eleven Biotherapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2016
File No. 001-36296

Dear Dr. Celniker:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Brian A. Johnson
WilmerHale LLP